

COUNTRYSIDE
POWER INCOME FUND
www.countrysidepowerfund.com



06019034

December 05, 2006

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following documents which are required to be filed promptly with the Securities and Exchange Commission:

1. News Release – Countryside Power Income Fund to Hold Conference Call
2. News Release – Countryside Power Income Fund Provides Update to U.S. Energy Biogas Corp. Chapter 11 Filing
3. News Release – Countryside Power Income Fund Responds to U.S. Energy Biogas Corp. Chapter 11 Filing

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

cc: Allen Rothman
Vice President and General Counsel
Countryside Ventures LLC

Countryside Canada Power Inc. 495 Richmond Street Suite 920 London Ontario Canada N6A 5A9 tel: 519.435.0298 fax: 519.435.0396

RECEIVED
2006 DEC -7 P 2:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE



COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Responds to U.S. Energy Biogas Corp. Chapter 11 Filing

(London, Ontario, November 30, 2006) -- Countryside Power Income Fund (the "Fund") (TSX: COU.UN) today announced that it has learned that U.S. Energy Biogas Corp. (USEB and various subsidiaries) have filed voluntary petitions seeking a reorganization under Chapter 11 of the U.S. Bankruptcy Code. The cases are pending in the U.S. Bankruptcy Court for the Southern District of New York. The Fund's C$102 million loan to USEB is collateralized by all of USEB's operating assets and cash reserves. In connection with the reorganization filing by USEB, the Fund intends to enforce its rights as senior secured lender, including seeking protection for the continuation of debt service payments on the USEB loan.

Management and the trustees of the Fund are currently in the process of assessing the impact of the reorganization filing by USEB on the Fund and intend to provide a further update shortly.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 750,000 MMBtus of boiler fuel in 2004. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 31, 2005 and the Fund and Countryside Canada's prospectus dated November 8, 2005. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Further information:

Andrew Kondraski
Senior Account Executive
BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 239
akondraski@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com


COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Provides Update to U.S. Energy Biogas Corp. Chapter 11 Filing

(London, Ontario, December 1, 2006) – Countryside Power Income Fund (the "Fund") announced that it was updating its unitholders in respect to the filing by US. Energy Biogas Corp. ("USEB") for reorganization under Chapter 11 of the U.S. Bankruptcy Code. This update is being provided now that the Fund has had an opportunity to review the filing by USEB, consult with professional advisors and consider, on a preliminary basis, the implication of the filing to the Fund.

By way of background, as part of its business, the Fund holds indirect investments in 22 renewable power and energy projects located in the United States owned by USEB and its subsidiaries. These projects currently have approximately 51MW of electric generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. USEB is a company unrelated to the Fund and has its own management and operations staff.

The Fund's investment in these projects consists of loans (the "USEB Loan") to USEB, as well as a convertible royalty interest in USEB. The USEB Loan is secured by a first lien on all of USEB's assets, including reserve accounts (currently holding approximately US$32 million of liquid assets) required to be established and funded under the loan agreement. The total amount of the USEB Loan is currently C$102 million. In the twelve-month period ended September 30, 2006, the interest and principal payments to the Fund pursuant to the USEB Loan accounted for approximately 33% of the Fund's distributable cash.

The USEB Loan pays principal and interest monthly, based on a mortgage-style amortization schedule, such that interest income from the loan will decrease on a year over year comparative basis. USEB has made all required payments to the Fund under the USEB Loan, including payment due November 30, 2006. However, as previously disclosed by the Fund, prior to the filing for reorganization USEB was in default under its loan agreement because it had failed to deliver to the Fund during fiscal 2006 certain required financial statements.

Prior to the filing by USEB, the Fund had been seeking delivery of the missing financial statements. Further, the Fund had been in discussions with USEB concerning the restructuring of the USEB Loan in light of the fact that USEB might face cash flow problems in the first quarter of 2007. USEB rebuffed the Fund's attempts to restructure the loan. Instead, USEB chose to file for reorganization and allege that:

- its business is operationally healthy with attractive growth opportunities, it is current in its payment of all principal and interest and no monetary defaults exist or are alleged by any creditors,

- as of September 30, 2006, USEB had total assets of approximately US$161 million and total liabilities of approximately US$155 million and it expects that it will be able to achieve a Plan of Reorganization that will honour 100% of all valid pre-petition claims, and

- its current capital structure is impaired by a "flawed and unjustifiably onerous" loan agreement with the Fund (i.e., the USEB Loan) that was the result of a "self-dealing transaction" and, absent a restructuring, would cause USEB to become insolvent.

The Fund strongly disagrees with USEB's allegations with respect to the Fund, the Fund's management and the USEB Loan and will vigorously contest these allegations in the context of the reorganization and seek to secure payment of all amounts due to the Fund pursuant to the agreements governing the USEB Loan. As part of this process, the Fund intends to seek continuation of debt service payments on the USEB Loan in order to minimize any disruption to the cash flow of the Fund.

The trustees of the Fund are currently assessing the impact of the reorganization filing to the distributions of the Fund. USEB's filing constitutes a default under the Fund's credit facility that, if not waived, could prevent the Fund from making distributions in whole or in part. Management of the Fund is in discussions with its senior lenders and will seek a waiver of the default under the credit facility. However, there can be no assurance as to the outcome of these discussions with the senior lenders.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 31, 2005 and the Fund and Countryside Canada's prospectus dated November 8, 2005. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

- 30 -

Further information:

Andrew Kondraski
Senior Account Executive
BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 239
akondraski@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com



COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund to Hold Conference Call

(London, Ontario, December 1, 2006) -- Countryside Power Income Fund (TSX: COU.UN) today announced it will hold a conference call and live audio webcast on **Monday, December 4, 2006, at 1 p.m. (ET)** to discuss the recent filing by U.S. Energy Biogas Corp. ("USEB") for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

The call will be hosted by Göran Mörnhed, President and Chief Executive Officer of Countryside Ventures LLC, and Edward M. Campana, Executive Vice-President and Chief Financial Officer of Countryside Ventures LLC. Following management's presentation, there will be a question and answer session for analysts and institutional investors.

To participate in the teleconference, please dial **416-644-3427** or **1-800-733-7560.** To access the live audio webcast, please visit Countryside's web site at www.countrysidepowerfund.com. The webcast will also be archived on the web site.

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

- 30 -

Further information:

BarnesMcInerney Inc.
Andrew Kondraski
Senior Account Executive
Tel: 416-367-5000
akondraski@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Finance & Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com